UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GreenLight Biosciences Holdings, PBC

(Name of Subject Company)

GreenLight Biosciences Holdings, PBC

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536 G105

(CUSIP Number of Class of Securities)

Nina Thayer

General Counsel, Chief Compliance Officer & Corporate Secretary

29 Hartwell Avenue Lexington,

Massachusetts 02421 (617) 616-8188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey A. Letalien

R. Kirkie Maswoswe

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by GreenLight Biosciences Holdings, PBC, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 21, 2023. The Schedule 14D-9 relates to the cash tender offer by SW MergerCo, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of SW ParentCo, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares, other than certain excluded Shares, at an offer price of $0.30 per Share, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes. Parent and Merger Sub are affiliates of investment funds advised by Fall Line Capital, LLC (“Fall Line”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment is being filed to reflect certain updates as presented below.

Item 4	The Solicitation or Recommendation.

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The fifth paragraph under the heading “Background of the Offer and the Merger” shall be updated to add the bold and underlined language below:

“Between February 2022 and May 2023, as part of the Company’s ongoing efforts to seek additional capital, enhance and balance value for the Company’s stockholders, the interests of those materially affected by the Company’s conduct and the Company’s Public Benefit Purpose and further the strategic direction of the Company’s business, the Company conducted a series of outreach campaigns to financial institutions, other companies within the plant health and human health industries and other potential investors. Between November 2022 and April 2023, the Company contacted approximately ten financial institutions on numerous occasions to gauge interest and willingness to represent the Company in a potential capital raise or strategic opportunities. None of the outreach to or conversations with such financial advisors resulted in any opportunities for the Company to engage in any transactions to pursue a capital raise or strategic opportunity, including a merger or sale opportunity. The feedback to the Company from each of such financing advisors was that, based on the Company’s funding requirements and profile, any such capital raise or pursuit of strategic opportunity would not be viable in the then-current market. Between March 2023 and May 2023, the Company contacted 18 third parties within the plant health and human health industries to gauge interest in potential investment and/or strategic transaction opportunities. Although ten parties entered confidentiality agreements with the Company, none of which contained standstill provisions, no parties proceeded past this point; none conducted any extensive due diligence or offered any term sheet. Between November 2022 and May 2023, the Company also reached out to approximately 120 other parties to gauge interest in a potential equity financing, but this outreach did not result in any successful financing transactions because each such party declined to pursue an equity investment in the Company.”

2.	The eleventh paragraph under the heading “Background of the Offer and the Merger” shall be updated to add the bold and underlined language below:

“On March 23, 2023, the Company and Fall Line entered into a confidentiality agreement. Thereafter on the same day, Fall Line was provided access to the Company’s data room. Between March 21, 2023 through early May 2023, the Company provided certain Rollover Stockholders (including S2G Builders Food & Agriculture Fund III, LP, MVIL, LLC, Cormorant Private Healthcare Fund II, LP, Cormorant Global Healthcare Master Fund, LP, Macro Continental, Inc., Furneaux Capital Holdco, LLC, and Lewis and Clark Ventures I, LP) with due diligence information and/or data room access for purposes of their evaluation of a potential investment. Such Rollover Stockholders were not provided any details with respect to the terms of the potential transaction with the Buyer until May 17, 2023. None of such Rollover Stockholders made any formal commitments to invest until late May 2023.”

3.	The fifty-second paragraph under the heading “Background of the Offer and the Merger” shall be updated to add the bold and underlined language below:

“Also on April 28, 2023, Dr. Zarur contacted a third-party publicly-traded biomanufacturing life science company, referred to herein as “Party B,” to gauge potential interest in a potential strategic transaction with the Company. Party B indicated it would be interested in continuing discussions and the parties executed a confidentiality agreement on May 4, 2023.”

4.	The seventy-ninth paragraph under the heading “Background of the Offer and the Merger” shall be deleted in its entirety and replaced with the following paragraph:

“Between May 13 and May 29, 2023, representatives of Goodwin and representatives of OMM traded multiple revised drafts of the financing-related documentation, including the form of Advance Note, Note Purchase Agreements and form of note thereunder, and forms of Certificate of Incorporation of the Surviving Corporation, Investor Rights Agreement, Right of First Refusal and Co-Sale Agreement, Voting Agreement (which indicated that Dr. Zarur was to continue as the Chief Executive Officer of the Company and a Director of the Company (in his capacity as Chief Executive Officer)), Subordination Agreements and Security Agreements. Other than the Voting Agreement’s indication of Dr. Zarur’s continuation as Chief Executive Officer, there were no other discussions that took place regarding his or any of the executive management teams’ future employment or compensation with Buyer or any of its affiliates.”

5.	The eighty-first paragraph under the heading “Background of the Offer and the Merger” shall be updated to add the bold and underlined language below:

“On May 16, 2023, during a Committee Standing Call with Drs. Cooney and Schlicher, the Company’s management team presented the draft of the Management Projections (as defined below under the heading “—Certain Financial Projections Prepared by the Senior Management of GreenLight”), which review included a summary of certain assumptions and various financial scenarios. Following questions and discussion of the presented materials and information, the Special Committee approved the Management Projections, and instructed that the Management Projections be shared with Roth to assist in its fairness analysis.”

6.

The references to “Rollover Investors” in the eighty-third paragraph under the heading “Background of the Offer and the Merger” and the second paragraph under the heading “Intent to Tender and Intent to Exchange” shall each be changed to “Rollover Stockholders.”

7.	The ninety-fourth paragraph under the heading “Background of the Offer and the Merger” shall be deleted in its entirety and replaced with the following paragraph:

“Later on May 25, 2023, the Special Committee held a meeting at which both Special Committee members and a representative of Foley were present, at which meeting the representative of Foley reviewed for the Special Committee their fiduciary duties as members of a special committee of the Board of Directors of a Delaware public benefit corporation empowered to negotiate a going-private transaction on behalf of the Company. The Special Committee also discussed the conversations that had been held with Party B, regarding a potential acquisition of certain mRNA manufacturing assets of the Company. In light of Party B’s expression of interest in acquiring only select assets of the Company, the Special Committee determined that the inquiry from Party B was not a viable alternative to the proposed transaction with Fall Line but might provide the Company with added liquidity through an asset sale. The Special Committee discussed Fall Line’s proposed expense reimbursement cap and authorized the Company’s management team to agree to a cap up to the amount proposed by OMM.”

8.	The reference to “unaffiliated stock” in the ninety-sixth paragraph under the heading “Background of the Offer and the Merger” shall be changed to “Unaffiliated Voting Shares.”

9.	The ninety-seventh paragraph under the heading “Background of the Offer and the Merger” shall be deleted in its entirety and replaced with the following paragraph:

“After the Special Committee Meeting, on May 29, 2023, the Board held a meeting, at which all Board members (other than Mr. O’Brien who recused himself), certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, to discuss, among other items, the current terms of the proposed Merger with Fall Line. At such meeting, members of the Company’s management team also provided an update regarding the Company’s efforts to raise additional capital, commitments from existing investors in connection with the rollover and initial views on the effects of the proposed transaction and additional financing on the Company’s future business plans and runway. Representatives of Goodwin also reviewed with the Board their fiduciary duties in the context of an offer to acquire the Company and the Company’s obligations as a Delaware public benefit corporation. Based on the factors described under “—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” including the recommendation of the Special Committee at this meeting, the members of the Board present unanimously (other than Mr. O’Brien who recused himself), after balancing (i) the Company’s stockholder pecuniary (financial) interests, (ii) the best interests of those materially affected by the Company’s conduct (including customers, employees, partners and the communities in which it operates) and (iii) the Company’s Public Benefit Purpose, resolved that (a) it was fair to, and in the best interests of the Company and its stockholders, including the holders of the Unaffiliated Voting Shares, and declared it advisable to enter into the Merger Agreement and the transaction contemplated thereby, including the transactions with respect to the convertible note financing, (b) the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and (c) recommended the stockholders of the Company tender their shares of Company Common Stock with respect to Fall Line’s offer and adopt the Merger Agreement. Additionally, the Board’s express approval of the Merger Agreement and the transactions contemplated thereby, including the Note Purchase Agreement, was done so as to render the restrictions and limitations set forth in DGCL Section 203 inapplicable.”

10.	The following paragraphs shall be added as the last three paragraphs under the heading “Background of the Offer and the Merger”:

“On July 7, 2023, the Special Committee held a meeting at which certain members of the Company’s management team, representatives of Roth, representatives of Goodwin and a representative of Foley were present. At the Special Committee meeting, representatives of Roth provided an update to the Special Committee with respect to certain corrections (as summarized in this Schedule 14D-9 as described in the section below entitled “— Opinion of the Financial Advisor to the GreenLight Special Committee”) in the discounted cash flow analysis that Roth had presented to the Special Committee on May 29, 2023, which Roth identified after the schedule 14D-9 was filed on June 21, 2023. Roth noted that its revised discounted cash flow analysis did not affect any of the other financial analyses it had performed or its determination of fairness. Following a discussion with Roth, the Special Committee determined, in light of the revised discounted cash flow analysis, Roth’s confirmation that the revision would not have changed the conclusion set forth in Roth’s opinion as of the date delivered, and all of the additional reasons that the Special Committee had previously approved, and recommended that the Board approve, the Transactions and had recommended that GreenLight stockholders tender their Shares pursuant to the Offer, which factors are summarized in this Schedule 14D-9 in the section below entitled “— Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger”, that the updates to Roth’s discounted cash flow analysis did not warrant any modification to the determinations and recommendations that the Special Committee had made on May 29, 2023. Following such discussions and determinations, the Special Committee unanimously reaffirmed the decisions and recommendations it had made at its May 29, 2023 meeting, which included, among other things, (i) its determination that the Transactions are fair to and in the best interests of the Company and the stockholders of the Company, including the holders of Unaffiliated Voting Shares, and its declaration that it was advisable to enter into each of the Merger Agreement, the Contribution and Exchange Agreement, the Advance Notes and the Subordination Agreement, (ii) its determination that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, (iii) approval of the execution, delivery and performance of each of the Merger Agreement, Contribution and Exchange Agreement, the Note Purchase Agreement, the Advance Notes, the Subordination Agreement and the consummation of the transactions contemplated respectively thereby and (iv) its recommendation that the stockholders of the Company tender their shares of Company Common Stock in the Offer and their approval to adopt the Merger Agreement.

Had the Special Committee been aware of Roth’s revised financial analyses on May 29, 2023, those revised analyses would not have changed the Special Committee’s determinations that the Transactions were advisable, fair to and in the best interests of the Company and the stockholders of the Company, including the holders of Unaffiliated Voting Shares for the reasons discussed in the section entitled “— Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger.” In addition, had representatives of Roth presented and the Special Committee considered the revised analyses on May 29, 2023, the Special Committee would not have made a different recommendation to the Board regarding the Transactions or to the GreenLight stockholders in recommending that the GreenLight stockholders tender their Shares pursuant to the Offer.

Additionally, following the Special Committee’s meeting on July 7, 2023, the Board held a meeting at which certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present. At this meeting, the members of the Special Committee provided an update to the Board with respect to the revised analyses of Roth and reported that the revised analyses did not change Roth’s determination of fairness. The Special Committee then noted to the Board that it had reaffirmed its recommendation of (i) its determination that the Transactions are fair to and in the best interests of the Company and the stockholders of the Company, including the holders of Unaffiliated Voting Shares, and declared it advisable to enter into each of the Merger Agreement, the Contribution and Exchange Agreement, the Advance Notes, the Subordination Agreement, (ii) its determination that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, (iii) approval of the execution, delivery and performance of each of the Merger Agreement, Contribution and Exchange Agreement, the Note Purchase Agreement, the Advance Notes, the Subordination Agreement and the consummation of the transactions contemplated respectively thereby and (iv) its recommendation that the stockholders of the Company tender their shares of Company Common Stock in the Offer and their approval to adopt the Merger Agreement. Upon such recommendation of the Special Committee and upon additional discussions, including a discussion of the fact that during the 30-day go-shop period, which expired on June 28, 2023, and thereafter, the Company had not received any other viable offers or bids to engage in any potential investment or strategic transaction opportunities, the members of the Board (other than Mr. O’Brien who recused himself) reaffirmed its prior recommendation, after balancing (I) the Company’s stockholder pecuniary (financial) interests, (II) the best interests of those materially affected by the Company’s conduct (including customers, employees, partners and the communities in which it operates) and (III) the Company’s Public Benefit Purpose, resolved that (A) it was fair to, and in the best interests of the Company and its stockholders, including the holders of the Unaffiliated Voting Shares, and declared it advisable to enter into the Merger Agreement and the transaction contemplated thereby, including the transactions with respect to the convertible note financing, (B) the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and (C) recommended the stockholders of the Company tender their shares of Company Common Stock with respect to Fall Line’s offer and adopt the Merger Agreement.”

11.

The first bullet in the first paragraph under the heading “Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” shall be deleted in its entirety and replaced with the following bullet:

“•

The Offer Price of $0.30 per Share in cash represents immediate and certain value and liquidity to the holders of Unaffiliated Voting Shares. The Special Committee believed that, on a present value, risk-adjusted basis, the Offer Price of $0.30 per Share in cash is more favorable to the holders of Unaffiliated Voting Shares than the value achievable through other strategic alternatives, taking into account the viability, benefits and risks of such alternatives.”

12.

The sixth bullet in the first paragraph under the heading “Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” shall be deleted in its entirety and replaced with the following bullet:

“•

The fact that (i) during the period between March 2023 through May 2023, the Company contacted 18 third parties, in addition to Party A and Party B, to gauge their interest in potential investment or strategic transaction opportunities, but these discussions did not result in any offers or further discussions to engage in any such investment or strategic transaction opportunities, (ii) during the period between November 2022 and May 2023, the Company reached out to approximately 120 other parties to gauge interest in a potential equity financing but this outreach did not result in any successful financing transactions due to each such party declining to pursue an equity investment in the Company, (iii) during the period between the public disclosure of Fall Line’s initial indication of interest on March 30, 2023 and the signing of the Merger Agreement on May 29, 2023, the Company did not receive any unsolicited offers or bids from other third parties to engage in any potential investment or strategic transaction opportunities, and (iv) during the period between the signing of the Merger Agreement on May 29, 2023 and July 7, 2023, the 30-day go-shop period having expired on June 28, 2023, the Company did not receive any other viable offers or bids to engage in any potential investment or strategic transaction opportunities. The Special Committee considered that, if any other third parties were interested in exploring a transaction with the Company, such potential acquirors would have been motivated to approach the Company, and the Special Committee determined, based on the foregoing information, that no other potential transaction partner was likely, during the period prior to the Company’s anticipated point of insolvency, to be both willing and able to acquire the Company at a valuation of $0.30 per Share or more and willing and able to fund the Company’s operations during the period between the signing and closing of any transaction.”

13.

The references to “unaffiliated holders of Company Common Stock” or “unaffiliated holders of Shares,” as applicable, in the seventh and twenty-eighth bullets in the first paragraph, the first bullet in the second paragraph and the second bullet in the third paragraph, each under the heading “Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” shall each be changed to “holders of Unaffiliated Voting Shares.”

14.	The following paragraph shall be added as the fifth paragraph under the heading “Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger”:

“In connection with its deliberations, except in connection with its review of Roth’s analysis described under “Opinion of the Financial Advisor to the GreenLight Special Committee—Liquidation Analysis,” the Special Committee and Board did not consider the Company’s net book value or going concern value because neither the Special Committee nor Board believed such considerations were relevant given the circumstances and background of the transaction.”

15.

The first paragraph of the “Illustrative Discounted Cash Flow Analysis” section under the heading “Opinion of the Financial Advisor to the GreenLight Special Committee” shall be deleted in its entirety and replaced with the following paragraph:

“Illustrative Discounted Cash Flow Analysis. Using the Management Projections, Roth performed an illustrative discounted cash flow analysis on the Company. For each year after 2023, the projected total revenues, projected total costs of goods sold and projected total research and development expense in the Management Projections were discounted by Roth based on weighted probabilities of success reviewed and discussed with Company management, which were 100% for 2023, 51% for 2024, 51% for 2025, 49% for 2026, 48% for 2027 and 42% for 2028. These probabilities of success were calculated through a revenue-based weighted average of the estimated probability of success of each program given the respective stage and complexity of the regulatory process and other program-specific considerations. Roth then took the probability discounted net income or loss for each year in the Management Projections and subtracted out projected interest income and interest expense in each year to calculate the Company’s projected earnings before interest, depreciation and amortization (“EBITDA”). Using its EBITDA calculations, Roth determined the Company’s projected unlevered cash flow. Using discount rates ranging from 12.0% to 16.0%, reflecting estimates of the Company’s weighted average cost of capital (“WACC”) calculated using the capital asset pricing model, Roth discounted to present value as of June 30, 2023: (i) its estimates of unlevered free cash flow for the Company for the years 2023 through 2028 derived from the Management Projections and (ii) a range of illustrative EBITDA multiples ranging from 7.0x to 9.0x. Roth’s presentation to the Special Committee, which is included as Exhibit (a)(5)(B) to this Schedule 14D-9, contains a detailed calculation of the Company’s WACC.”

16.

The table and corresponding footnotes in the “Illustrative Discounted Cash Flow Analysis” section under the heading “Opinion of the Financial Advisor to the GreenLight Special Committee” shall be revised to delete the previous footnote (2) and to change the previous footnote (3) to be new footnote (2).

17.

The following paragraph and tables shall be added to the end of the “Illustrative Discounted Cash Flow Analysis” section under the heading “Opinion of the Financial Advisor to the GreenLight Special Committee”:

“Subsequent to the delivery of the fairness opinion, Roth and Company management determined that the following adjustments should be made in the discounted cash flow analysis by Roth. (i) The EBITDA information in the table above did not add back depreciation and amortization expense, which resulted in EBITDA for each of the years in the table above being understated, which did not affect the present value of the free cash flows shown in the table above but which resulted in the understatement of the terminal value of the Company. In its revised discounted cash flow analysis, Roth used revised EBITDA figures. (ii) The projected EBIT for 2023 in the Management Projections was based on annualizing the Company’s expected results for the second half of 2023, which included the effects of the Company’s restructuring and did not take into account the actual results for the first quarter of 2023 or the timing of the restructuring, which did not occur until May 2023. Accordingly, Roth recalculated EBIT for 2023 as $(86,905), consisting of the Company’s actual operating expense of $(28,292) for the first quarter of 2023, estimated operating expense of $(28,292) for the second quarter of 2023 (equal to the first quarter actual expense), and the projected operating expense of $(30,321) for the second half of 2023 from the Management Projections. (iii) Roth’s calculation of estimated unlevered free cash flows for 2023 was based on Company management’s estimate that cash at May 15, 2023 was $18,000 and did not take into account the cash burn from December 31, 2022 until May 15, 2023 which was already included in the adjusted 2023 EBIT calculation described above. As a result, Roth made a one-time adjustment in the estimated unlevered free cash flows for 2023 in the amount of $50,097 to recapture the difference between cash at December 31, 2022 and estimated cash at May 15, 2023. (iv) In its original analysis, Roth assumed that the Company would be able to apply projected net operating losses (“NOLs”) to offset any taxes. However, because NOLs are limited to 80% of taxable income, Roth applied the Company’s net loss of $167,055 for 2022 to each of the years ending December 31, 2026, December 31, 2027 and December 31, 2028 which resulted in estimated tax expenses of $304, $502 and $1,239, respectively, in each of those years. Roth derived the tax expense numbers by applying a 21% corporate tax rate to 20% of the projected EBIT value in each corresponding fiscal year. (v) Roth previously used a six-year discount period to calculate the present value of the terminal value used in its discounted cash flow analysis, which had the effect of understating the present value of the terminal value. Roth adjusted the discount period to 5.5 years to more precisely reflect the period from the June 30, 2023 valuation to the assumed December 31, 2028 terminal date. After giving effect to all of the above adjustments, Roth recalculated the range of implied equity values to be from a low of $0.30 to a high of $0.69. Roth confirmed to the Special Committee that these adjustments did not affect its fairness opinion. The table set forth below shows the revised discounted cash flow analysis after taking into account the adjustments described above.

Cash Flow Projections (1)	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E
EBITDA	$(68,641)	$(21,399)	$(4,490)	$18,212	$20,792	$34,984
EBIT	$(86,905)	$(31,635)	$(15,149)	$7,243	$11,956	$29,500
Tax-affected EBIT (NOPAT)(2)	$(86,905)	$(31,635)	$(15,149)	$6,939	$11,454	$28,261
D&A	$18,264	$10,236	$10,659	$10,969	$8,836	$5,484
Changes in net working capital	$(15,000)	$13,265	$(7,616)	$(7,740)	$(3,416)	$(8,473)
Capital expenditures	$(8,250)	$(9,034)	$(11,146)	$(3,200)	$(10,197)	$(6,834)
Unlevered free cash flows	(91,891)	(17,168)	(23,252)	6,968	6,676	18,438
Unlevered free cash flows - stub adjustment	$50,097

Adjusted Unlevered free cash flows	$(41,794)	$(17,168)	$(23,252)	$6,968	$6,676	$18,438
PV of Free Cash Flow	$(39,058)	$(14,012)	$(16,574)	$4,338	$3,630	$8,756
Discount Period:	0.50	1.50	2.50	3.50	4.50	5.50

Exit EBITDA Multiple Method DCF
WACC:	14.5%
Exit EBITDA Multiple (3):	8.0	x
Terminal Value:	$278,126
PV of Terminal Value:	$132,072
Sum of PV of Cash Flows:	(52,921)
Implied EV:	$79,151
(-) Debt	(24,000)
(+) Cash	18,000

Implied Equity Value:	$73,151

Common Shares Outstanding	151,681

Implied Equal Value per Share:	$0.48

(1)	Projections, which were discounted based on the probability of success, including D&A, changes in net working capital and capital expenditures provided by Management
(2)

Roth applied the Company’s net loss of $167,055 for 2022 to each of the years ending December 31, 2026, December 31, 2027 and December 31, 2028 which resulted in estimated tax expenses of $304, $502 and $1,239, respectively, in each of those years. Because net operating losses (“NOLs”) are limited to 80% of taxable income, Roth derived the tax expense numbers by applying a 21% corporate tax rate to 20% of the projected EBIT value in each corresponding fiscal year.

(3)

Exit EBITDA Multiple determined by the average of the mean and median 2024 Estimated EV / EBITDA calculations. Companies evaluated are as follows: Corteva, Inc. (NYSE:CTVA), Nutrien Ltd. (TSX:NTR), FMC Corporation (NYSE:FMC), ADAMA Ltd. (SZSE:000553), Nufarm Limited (ASX:NUF), Bioceres Crop Solutions (NasdaqGS:BIOX), American Vanguard Corp. (NYSE:AVD)”

Item 8	Additional Information.

1.	Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and restated by adding the following at the beginning of the section:

“Summary Financial Information

The following table sets forth summary historical consolidated financial data for GreenLight as of and for the quarters ended March 31, 2023 and 2022 and the years ended December 31, 2022 and 2021. The selected financial data and the per Share data set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, including the notes thereto. The following summary is qualified in its entirety by reference to such reports. The financial statements included as Item 8 of Part II of the Company’s Annual Report Form 10-K for the year ended December 31, 2022 and the financial statements included as Item 1 of Part I of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 are hereby incorporated by reference in this Schedule 14D-9. Copies of those reports and other documents filed by the Company may be examined at and copies may be obtained from the SEC at the SEC’s website at www.sec.gov.”

	Quarter Ended March 31,
	2023	2022

	(in thousands, except per share data)
Revenue	$3,820	$257
Research and development expenses	$23,168	$27,281
General and administrative expenses	$8,944	$9,755
Net (loss) income	$(28,469)	$(38,207)
Net (loss) income per share—basic and diluted	$(0.19)	$(0.34)
Weighted average common shares outstanding—basic	151,614,008	113,558,404
Weighted average common shares outstanding—diluted	151,614,008	113,558,404

	Year Ended December 31,
	2022	2021

	(in thousands, except per share data)
Revenue	$6,780	$1,595
Research and development expenses	$133,810	$89,832
General and administrative expenses	$35,930	$20,321
Net (loss) income	$(167,055)	$(112,310)
Net (loss) income per share—basic and diluted	$(1.27)	$(1.17)
Weighted average common shares outstanding—basic	131,975,528	96,371,189
Weighted average common shares outstanding—diluted	131,975,528	96,371,189

	Quarter Ended March 31,
	2023	2022

	(in thousands, except per share data)
Cash and cash equivalents	$32,350	$83,223
Current assets	$37,697	$96,948
Noncurrent assets	$75,992	$25,482
Total assets	$113,689	$122,430
Current liabilities	$31,187	$29,524
Long-term debt, net	$10,858	$23,686
Noncurrent liabilities	$60,566	$29,080
Total liabilities	$91,753	$58,604
Total stockholders’ equity	$21,936	$63,826
Book value per share—basic	$0.14	$0.56
Book value per share—diluted	$0.14	$0.56

	Year Ended December 31,
	2022	2021
	(in thousands, except per share data)
Cash and cash equivalents	$68,097	$31,446
Current assets	$71,311	$33,777
Noncurrent assets	$77,287	$29,281
Total assets	$148,598	$63,058
Current liabilities	$35,560	$62,341
Long-term debt, net	$14,326	$27,152
Noncurrent liabilities	$64,976	$30,692
Total liabilities	$100,536	$93,033
Total stockholders’ equity (deficit)	$48,062	$(29,975)
Book value per share—basic	$0.36	$(0.31)
Book value per share—diluted	$0.36	$(0.31)

2.	The paragraph under the heading “Legal Proceedings” shall be deleted in its entirety and replaced with the following paragraphs:

“The Company has received three demands for books and records on behalf of purported Company stockholders pursuant to 8 Del. C. § 220 dated June 27, June 28, and July 5, 2023 (the “Section 220 Demands”). The Company has also received eleven demands for additional disclosure on behalf of purported stockholders dated June 29, June 30, July 1, July 4, July 5, and July 6, 2023 (the “Disclosure Demands” and, together with the Section 220 Demands, the “Stockholder Demands”). One of the Disclosure Demands, dated July 6, 2023 attached a draft complaint asserting claims against the Company and its directors pursuant to Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934, as well as Rule 14d-9 thereunder.

The Stockholder Demands generally allege, among other things, that (i) the Schedule 14D-9 as filed on June 21, 2023, as well as filings made by the Company on Schedule 13E-3 on June 21, 2023, misrepresent and/or omit certain purportedly material information relating to the Company’s financial projections, the analyses performed by the financial advisor and provided to the Special Committee and the Board, purported conflicts of interest affecting the Company’s directors and officers, and the events that led up to the signing of the Merger Agreement; (ii) the Offer, the Merger and/or the Transactions were not the product of a full and fair process and/or improperly benefitted insiders of the Company; and (iii) the consideration being provided to the Company’s stockholders in connection with Offer, the Merger and the Transactions is inadequate.

The Company may receive further demands from stockholders. In addition, lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

While the Company believes that the disclosures in the Schedule 14D-9 filed on June 21, 2023, comply fully with all applicable laws and denies the allegations in the Stockholder Demands described above, in order to moot stockholders’ disclosure demands, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, the Company has decided to supplement certain disclosures in the previously filed Schedule 14D-9 as reflected in this amended Schedule 14D-9 (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the Supplemental Disclosures.”

3.	The last paragraph under the heading “Where You Can Find More Information” shall be deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

By:	/s/ Nina Thayer
Name: Nina Thayer
Title: General Counsel, Chief Compliance Officer & Corporate Secretary

Dated: July 11, 2023